UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum”, “APM,” “Aptorum Group” or the “Company”) and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger with the Merger Sub (the “Merger”); in addition to the requirement of obtaining Aptorum shareholder approval, the closing of the Merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement.

Aptorum Group Limited (the “Company”) is furnishing this Form 6-K to (i) provide nine-months interim consolidated financial statements ended September 30, 2025, and to incorporate such consolidated financial statements into the Company’s registration statements referenced below, (ii) to disclose and attach and incorporated by reference herein DiamiR’s financial statements for the quarter ended November 30, 2025 and its discussion and analysis of its financial condition and results of operations for that same period and (iii) provide certain unaudited pro forma condensed combined financial statements.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591), Form F-3 (Registration Number 333-268873) and Form F-3 (Registration Number 333-292793) and into each prospectus outstanding under the foregoing registration statements, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Form, including the exhibits, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025, and December 31, 2024, and for the Nine Months Ended September 30, 2025 and 2024
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2025 and 2024
99.3	DiamiR Biosciences Corp.’s Unaudited Interim Condensed Consolidated Financial Statements as of November 30, 2025 and May 31, 2025, and for the Six Months Ended November 30, 2025 and 2024
99.4	DiamiR Biosciences Corp.’s Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended November 30, 2025 and 2024
99.5	Unaudited Pro Forma Condensed Combined Financial Statements
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2026

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer

3